BB #/5

06007158

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED APR 03 2006 WASH, D.C. 209

AD 4/6

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/05 (MM/DD/YY) AND ENDING 01/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PPC Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Horizons Drive
(No. and Street)

Columbus	Ohio	43220
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Sheffield (614) 267-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBQ Partners LLC
(Name – *if individual, state last, first, middle name*)

500 South Front Street, Suite 700	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VH 6/23/06

OATH OR AFFIRMATION

I, Douglas Sheffield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PPC Equities, Inc., as of January 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JULIE ANN MERCER
NOTARY PUBLIC, STATE OF OHIO
My Commission Expires 07-31-08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Assurance & Business Advisory Services

January 31, 2006 and 2005



PPC Equities, Inc.

Financial Statements with Supplementary Information

GBQ Partners | Certified Public Accountants and Consultants

CONTENTS

GBQ Partners
Certified Public Accountants and Consultants

GBQ Partners LLC
P.O. Box 182108
Columbus, OH 43218-2108

500 South Front Street, Suite 700
Columbus, Ohio 43215

614.221.1120
Fax 614.227.6999
www.gbq.com

To the Board of Directors
PPC Equities, Inc.
Columbus, Ohio

Independent Auditors' Report

We have audited the accompanying statement of financial condition of PPC Equities, Inc. (a subsidiary of Professional Planning Consultants, Inc.) as of January 31, 2006, and the related statements of income and comprehensive income, changes in stockholders' equity and liabilities subordinated to claims of general creditors and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of PPC Equities, Inc. as of January 31, 2005 were audited by other auditors whose report dated March 15, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the financial position of PPC Equities, Inc. as of January 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GBQ Partners LLC

Columbus, Ohio
March 8, 2006

PPC EQUITIES, INC.

Statements of Financial Condition

January 31, 2006 and 2005

ASSETS

	2006	2005
Current Assets		
Cash	$ 27,842	$ 26,749
Commissions receivable	3,659	5,786
Total current assets	31,501	32,535
Other Assets		
Intercompany accounts receivable	61,000	63,000
Marketable securities	83,820	17,120
Total other assets	144,820	80,120
TOTAL ASSETS	$ 176,321	$ 112,655

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Current Liabilities		
Accounts payable	$ -	$ 570
Income taxes payable	1,429	9,429
Total current liabilities	1,429	9,999
Deferred Tax Liability	8,673	-
Total liabilities	10,102	9,999
Stockholders' Equity		
Common stock	500	500
Additional paid-in capital	27,000	27,000
Retained earnings	89,572	84,036
Accumulated other comprehensive income (loss)	49,147	(8,880)
Total stockholders' equity	166,219	102,656
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 176,321	$ 112,655

The accompanying notes are an integral part of the financial statements.

PPC EQUITIES, INC.

Statements of Income and Comprehensive Income

For the Years Ended January 31, 2006 and 2005

	2006	2005
Revenues:		
Commissions - insurance	$ **9,401**	$ 13,097
Commissions - securities	**93,498**	72,028
Commissions - syndication fees	**188,105**	163,905
Interest and other	**1,445**	295
Total revenue	**292,449**	249,325
Expenses:		
Administrative fees	**274,000**	194,450
Professional fees	**11,733**	11,371
Other expenses	**254**	425
Total expenses	**285,987**	206,246
Net Income Before Income Taxes	**6,462**	43,079
Income Taxes	**926**	9,429
Net Income	**5,536**	33,650
Other Comprehensive Income:		
Unrealized gain (loss) on marketable securities, net of deferred taxes	**58,027**	(8,880)
Total Comprehensive Income	$ **63,563**	$ 24,770

The accompanying notes are an integral part of the financial statements.

PPC EQUITIES, INC.

Statements of Changes in Stockholders' Equity and Liabilities Subordinated to Claims of General Creditors

For the Years Ended January 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
Balance at January 31, 2004	**$ 500**	**$ 27,000**	**$ 50,386**	**$ -**
Net income	-	-	33,650	-
Unrealized loss on marketable securities	-	-	-	(8,880)
Balance at January 31, 2005	**500**	**27,000**	**84,036**	**(8,880)**
Net income	-	-	5,536	-
Unrealized gain on marketable securities, net of deferred tax of $8,673	-	-	-	58,027
Balance at January 31, 2006	**$ 500**	**$ 27,000**	**$ 89,572**	**$ 49,147**

The accompanying notes are an integral part of the financial statements.

PPC EQUITIES, INC.

Statements of Cash Flows

For the Years Ended January 31, 2006 and 2005

	2006	2005
Cash Flows from Operating Activities:		
Net income	$ 5,536	$ 33,650
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Decrease (increase) in commissions receivable	2,127	(1,025)
(Decrease) increase in operating liabilities:		
Accounts payable	(570)	420
Income taxes payable	(8,000)	9,429
Total adjustments	(6,443)	8,824
Net cash (used in) provided by operating activities	(907)	42,474
Cash Flows from Investing Activities:		
Decrease (increase) in intercompany accounts receivable	2,000	(63,000)
Net increase (decrease) in cash	1,093	(20,526)
Cash - Beginning of Year	26,749	47,275
Cash - End of Year	$ 27,842	$ 26,749
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	$ 8,926	$ -

The accompanying notes are an integral part of the financial statements.

Nature and Scope of Business

PPC Equities, Inc. was incorporated in the State of Ohio in 1985 as Pro-Tax Investments, Inc. and in 1986 changed names to First Columbus Equities, Inc. The name was changed to PPC Equities, Inc. during 2003.

The Company operates as a registered broker and dealer in securities in Ohio and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company participates in underwriting on a "best efforts" basis where all customer funds are forwarded to an independent escrow agent. In addition, the Company added sales of annuities and life insurance to their business activities.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Commissions Receivable and Revenue

The Company received commission from the sale of securities. Commission revenue is recognized when the sale of the security is consummated. The Company utilizes the allowance method in accounting for commissions receivable. No allowance was recorded for the years ended January 31, 2006 and 2005 due to management's belief that all amounts are collectible.

Marketable Securities

The Company's marketable securities are equity securities that have a readily determinable fair market value. Securities are classified into three categories: held-to-maturity, available-for-sale and trading. Securities classified as available-for-sale may be sold in response to changes in interest rates and the stock market, liquidity needs and for other purposes.

Available-for-sale securities are reported at fair value and include securities not classified as held-to-maturity or trading. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each balance sheet date.

Summary of Significant Accounting Policies (continued)

Marketable Securities (continued)

Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported, net of any income tax effect, as a separate component of stockholder's equity, as Accumulated Other Comprehensive Income. Realized gains and losses are reported as earnings based on the adjusted cost of the specific security sold.

Income Taxes

Provision has been made in the financial statements for federal, state and local income taxes by applying statutory income tax rates to income before income taxes. The Company files a consolidated federal income tax return as a subsidiary of Professional Planning Consultants, Inc. (PPC). Income taxes are allocated to each company based on the earnings of each company.

Income taxes are accounted for on the liability method. Under this method, deferred income taxes are recognized based on the estimated future tax effects of differences between the financial and tax basis of assets and liabilities under the provisions of enacted tax laws. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense represents the taxes currently payable and the net change during the period in deferred tax assets and liabilities.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash in checking accounts, money market accounts, certificates of deposit and petty cash to be cash equivalents.

Cash

The Company has two cash accounts in two financial institutions, which may at times exceed federally insured limits.

Marketable Securities

Marketable securities consist of equities that are classified as available-for-sale:

	2006	2005
Cost	**$ 26,000**	$ 26,000
Unrealized income (loss)	**57,820**	(8,880)
Fair market value	**$ 83,820**	$ 17,120

Net Capital Requirements

As a registered broker, PPC Equities, Inc., is subject to Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform minimum net capital requirements for its registrants. Accordingly, the Company is required to maintain net capital as defined, equal to the greater of $5,000 or 6 ⅔% of aggregate debt items. At January 31, 2006, the Company had net capital of $20,864, which exceeded the requirements of $5,000 by $15,864. At January 31, 2005, the Company had net capital of $22,001, which exceeded the requirements of $5,000 by $17,001.

Common Stock

The Company has issued Class A and Class B common stock, each with no par value. There are 375 shares authorized for each class and 100 shares of each class are outstanding. Class A shares, which are owned by an individual, have voting rights, but no dividend and liquidation rights. Class B shares, which are owned by PPC, have no voting rights, but do have dividend and liquidation rights.

Related Party Transactions

The Company has an agreement with PPC whereby all management, office rent and utilities are provided by PPC. As such, the Company has no employees but utilizes the resources of PPC. At January 31, 2006 and 2005, the accompanying financial statements include $274,000 and $194,450, respectively, in administrative fees that were paid to PPC. During the year ended January 31, 2005, the Company had advanced $70,000 to the parent company. PPC Equities, Inc. was owed $61,000 and $63,000 as of January 31, 2006 and 2005, respectively.

Income Taxes

The components of the provision for corporate income taxes at January 31 is as follows:

	2006	2005
Current:		
Federal	**$ 467**	$ 6,371
State and local	**459**	3,058
	$ 926	$ 9,429

Income Taxes (continued)

A reconciliation of the income tax expense in the accompanying financial statements to the amount of income tax expense that would result from applying the Federal statutory rate to pre-tax income is as follows:

	2006	2005
Expected income tax at the Federal statutory rate	$ 2,197	$ 14,647
Surtax exemption	(1,228)	(8,185)
Adjust for state and local taxes	459	3,058
Other	(502)	(91)
	$ 926	$ 9,429

[This page left intentionally blank]

SUPPLEMENTARY INFORMATION

PPC EQUITIES, INC.

SCHEDULE I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

January 31, 2006

Net Capital:		
Total stockholders' equity	$	166,219
Deductions:		
Investment in NASD	(	83,820)
Intercompany accounts receivable	(	61,000)
Net Capital Before Haircuts on Securities Positions		21,399
Haircut on Securities, 2% of money market account	(	535)
Net Capital	$	20,864
Total Aggregate Indebtedness	$	10,102
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	5,000
Excess net capital	$	15,864
Excess net capital @ 1000%	$	20,864
Ratio: Aggregate Indebtedness to Net Capital		0.48 to 1.00
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of January 31, 2006):		
Net capital as reported in Company's Part II (unaudited) FOCUS report		29,537
Audit adjustment for deferred taxes	(	8,673)
Net Capital	$	20,864

SCHEDULE II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

January 31, 2006

Not Required

PPC EQUITIES, INC.

SCHEDULE III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

January 31, 2006

Not Required

PPC EQUITIES, INC.

SCHEDULE IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

January 31, 2006

Not Required

GBQ | Certified Public Accountants and Consultants
Partners

GBQ Partners LLC
P.O. Box 182108
Columbus, OH 43218-2108

500 South Front Street, Suite 700
Columbus, Ohio 43215

614.221.1120
Fax 614.227.6999
www.gbq.com

Independent Auditors' Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
PPC Equities, Inc.
Columbus, Ohio

In planning and performing our audit of the financial statements and supplemental schedule of PPC Equities, Inc., for the year ended January 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SBD Potter LLC

Columbus, Ohio
March 8, 2006